Mail Stop 4561
Via Fax (206) 315-7501

April 24, 2009

William Richter
Vice President of Finance and
Chief Financial Officer
Isilon Systems, Inc.
3101 Western Avenue
Seattle, WA 98121

      Re: **Isilon Systems, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed on February 20, 2009
               File No. 001-33196

Dear Mr. Richter:

      We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Statements of Cash Flows, page 64

1.   It appears that the Company erroneously labeled the Consolidated Statement of Cash Flows for fiscal 2007 as restated (i.e. rather than fiscal 2006). Please ensure

that the Consolidated Statement of Cash Flows for fiscal 2007 is not labeled as restated in future filings.

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page 68

2.   We note from your disclosure on page 68 that revenue for sales to channel partners is recognized on a "sell-in" basis if you are able to estimate returns. Your response to our prior comment 39 in your letter dated October 10, 2006 indicated that arrangements with end-users and channel partners did "not provide for rights of return acceptance criteria, rebates or other incentives or programs." Please describe the nature of return and stock rotation rights included in your arrangements; when these terms changed; the amount of revenue reserves recorded for each period presented; typical payment terms; and the number of channel partners for which you recognize revenue on a "sell-through" basis. Also, tell us how you considered paragraph 6 of SFAS 48 and EITF 01-9 in accounting for return rights and other considerations. We may have further comments.

3.   Additionally, we note from your disclosure in Note 2 that one of the issues in your restatement appeared to relate to the failure to meet qualification of the product to perform certain specifications. Please tell us if the Company has entered into other arrangements containing customer acceptance provisions. If so, please tell us how you account for such arrangements based on the guidance in paragraph 20 of SOP 97-2 and TPA 5100.67 and tell us if you considered disclosing your accounting policy for such arrangements.

4.   We note from your website that you offer different levels of postcontract customer support ("PCS"), which appears to be silver, gold, platinum, and secure. Please update us with the range of rates you charge your customers and discounts available for PCS based on your most recent analysis of vendor specific objective evidence ("VSOE"). In this regard, it appears from your response to prior comment 22 in your letter dated November 6, 2006 that the Company previously provided only gold and platinum support. Also, you previously stated in your response to comment 41 in your letter dated October 10, 2006 that all customers that renewed PCS services had done so at the renewal rate stated in the initial contract. Please confirm that this is still the case or tell us what percentage of your customers renews PCS at the stated renewal rate.

5.   We also note that the Company provides installation services. Tell us if you are able to determine VSOE of such services pursuant to paragraph 10 of SOP 97-2. If so, please describe your methodology for establishing VSOE and include the volume of stand alone sales used in your VSOE analysis, as applicable. If you are

not able to establish VSOE for installation services, tell us how you account for multiple element arrangements that include such services pursuant to paragraph 12 of SOP 97-2. Also tell us your methodology for allocating revenue for income statement classification purposes; why you believe such presentation is reasonable; if this presentation has been consistently applied; and if you considered disclosing this information based upon your consideration of Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 13. Quarterly Results of Operations (unaudited), page 85

6.   Please provide us with the following information with regards to errors in revenue recognition that resulted in the restatement of revenue for Q1'07 and Q2'07:

- Tell us the amount of each error described on page 86;
- With respect to the error described in the first bullet point, please tell us if the Company has entered into other barter transactions to exchange your software for another vendor's software product or other nonmonetary deliverables. If so, tell us how you account for such arrangements pursuant to APB 29, TPA 5100.46, and TPA 5100.47 and if you considered disclosing your accounting policy for such arrangements; and
- Please describe why the terms and conditions of the end-user sale described in the third bullet point were not fixed and determinable. Also, tell us how they became fixed and determinable in Q4'07.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

William Richter
Isilon Systems, Inc.
April 24, 2009
Page 4

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief